Subsidiaries of Amertranz Worldwide Holding Corp.

         Amertranz Worldwide, Inc., a Delaware corporation
         Caribbean Air Services, Inc., a Delaware corporation



Subsidiaries of Amertranz Worldwide, Inc.

         Amertranz Logistics, Inc. a Delaware corporation
         Integrity Logistics, Inc., a New York corporation
         Amertranz Worldwide De Caribe, Inc., a Puerto Rico corporation



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